Exhibit 99.1

Heritage Commerce Corp Earnings Increased 19% for the Second Quarter of 2014 from the Second Quarter of 2013; Dividend Increased

San Jose, CA – July 24, 2014 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company (the "Company") for Heritage Bank of Commerce (the "Bank"), today reported that net income increased 19% to $3.3 million, or $0.10 per average diluted common share, for the second quarter of 2014, compared to $2.8 million, or $0.09 per average diluted common share for the second quarter of 2013, and increased 8% from $3.1 million, or $0.10 per average diluted common share for the first quarter of 2014. For the six months ended June 30, 2014, net income increased 29% to $6.4 million, or $0.20 per average diluted common share, from $5.0 million, or $0.16 per average diluted common share, for the six months ended June 30, 2013. All results are unaudited.

"We continue to achieve important strategic and operational progress, demonstrated by our ability to consistently generate solid results," said Walter Kaczmarek, President and Chief Executive Officer. "With 18% year-over-year loan growth, our net interest income grew 11% and net interest margin improved 26 basis points in the first half of 2014, compared to the first half of 2013. Loan growth continues to be an area of strength for us, reflecting our ability to gain market share. The additions to our loan teams have also contributed to our strong loan growth. At the same time, we maintain solid asset quality metrics with nonperforming assets declining 42%, compared with the prior year, and declining 24% on a linked quarter basis."

"Our Board of Directors voted to increase the quarterly common stock dividend to $0.05 per share, from $0.04 per share in the first quarter of 2014, due to continued improved performance. This is a 25% increase from the preceding quarter and up 67% from $0.03 per share paid in November, 2013," commented Mr. Kaczmarek. "We are delighted to be able to increase our dividend again and share our success with our shareholders. Our strong business fundamentals and ongoing ability to leverage our brand in the Bay area continues to be the foundation of our strength. The dividend will be paid to holders of common stock and Series C preferred stock (on an as converted basis) on August 27, 2014, to shareholders of record on August 7, 2014."

Second Quarter 2014 Highlights (as of, or for the period ended June 30, 2014, except as noted):

◆ Diluted earnings per share increased 11% to $0.10 for the second quarter of 2014, compared to $0.09 per diluted share for the second quarter of 2013, and remained the same from the first quarter of 2014. Diluted earnings per share increased 25% to $0.20 for the six months ended June 30, 2014, compared to $0.16 per diluted share for the six months ended June 30, 2013.

◆ Net interest income increased 13% to $13.7 million for the second quarter of 2014, compared to $12.2 million for the second quarter of 2013, and increased 3% from $13.3 million for the first quarter of 2014, driven primarily by loan growth and increases in core deposits. Net interest income increased 11% to $27.0 million for the six months ended June 30, 2014, compared to $24.3 million for the six months ended June 30, 2013.

◆ The fully tax equivalent ("FTE") net interest margin increased 18 basis points to 4.07% for the second quarter of 2014, from 3.89% for the second quarter of 2013, primarily due to loan growth, higher yields on securities, and a lower cost of funds. The net interest margin increased 2 basis points to 4.07% for the second quarter of 2014 from 4.05% for the first quarter of 2014 mainly due to loan growth. For the six months ended June 30, 2014, net interest margin increased 26 basis points to 4.06%, from 3.80% for the six months ended June 30, 2013, reflecting loan growth, higher yields on securities, and a lower cost of funds.

◆ Loans (excluding loans-held-for-sale) increased 18% to $990.3 million at June 30, 2014, compared to $842.0 million at June 30, 2013, and increased 5% from $941.8 million at March 31, 2014.

◆ Nonperforming assets ("NPAs") declined to $8.7 million, or 0.59% of total assets, at June 30, 2014, compared to $15.0 million, or 1.07% of total assets, at June 30, 2013, and $11.4 million, or 0.77% of total assets, at March 31, 2014.

◆ Net charge-offs totaled $27,000 for the second quarter of 2014, compared to net recoveries of $270,000 for the second quarter of 2013, and net charge-offs of $337,000 for the first quarter of 2014.

◆ There was a $198,000 credit to the provision for loan losses for the second quarter of 2014, compared to a $270,000 credit to the provision for loan losses for the second quarter of 2013, and a $10,000 credit to the provision for loan losses for the first quarter of 2014.

◆ The allowance for loan losses ("ALLL") decreased to 1.88% of total loans at June 30, 2014, compared to 2.30% at June 30, 2013, and 2.00% at March 31, 2014.

◆ Deposits totaled $1.27 billion at June 30, 2014, compared to $1.19 billion at June 30, 2013, and $1.26 billion at March 31, 2014. Noninterest-bearing demand deposits increased $48.7 million at June 30, 2014 from June 30, 2013, and increased $15.4 million from March 31, 2014, while brokered deposits decreased $43.2 million and $6.8 million, respectively. Deposits (excluding all time deposits and CDARS deposits) increased $129.6 million, or 15%, to $1.0 billion at June 30, 2014, from $873.9 million at June 30, 2013, and increased $11.5 million, or 1%, from $992.0 million at March 31, 2014.

◆ Capital ratios exceeded regulatory requirements for a well-capitalized financial institution on a holding company and bank level at June 30, 2014:

Capital Ratios	Heritage Commerce Corp	Heritage Bank of Commerce	Well-Capitalized Financial Institution Regulatory Guidelines
Total Risk-Based	15.1%	14.1%	10.0%
Tier 1 Risk-Based	13.9%	12.9%	6.0%
Leverage	12.0%	11.2%	5.0%

Operating Results

Net interest income increased 13% to $13.7 million for the second quarter of 2014, compared to $12.2 million for the second quarter of 2013, and increased 3% from $13.3 million for the first quarter of 2014, driven primarily by loan growth and increases in core deposits. Net interest income increased 11% to $27.0 million for the six months ended June 30, 2014, compared to $24.3 million for the six months ended June 30, 2013.

The net interest margin (FTE) increased 18 basis points to 4.07% for the second quarter of 2014, from 3.89% for the second quarter of 2013, primarily due to loan growth, higher yields on securities, and a lower cost of funds. The net interest margin increased 2 basis points to 4.07% for the second quarter of 2014 from 4.05% for the first quarter of 2014 mainly due to loan growth. For the six months ended June 30, 2014, net interest margin increased 26 basis points to 4.06%, from 3.80% for the six months ended June 30, 2013.

Favorable credit quality led to a $198,000 credit to the provision for loan losses for the second quarter of 2014, compared to a $270,000 credit to the provision for loan losses for the second quarter of 2013, and a $10,000 credit to the provision for loan losses for the first quarter of 2014. There was a $208,000 credit to the provision for loan losses for the six months ended June 30, 2014 compared to a $270,000 credit to the provision for loan losses for the six months ended June 30, 2013.

Noninterest income was $2.0 million for the second quarter of 2014, compared to $1.9 million for the second quarter of 2013, and $2.0 million for the first quarter of 2014. For the six months ended June 30, 2014, noninterest income was $4.1 million, compared to $3.6 million for the six months ended June 30, 2013. Largely due to a higher gain on sales of Small Business Administration ("SBA") loans, noninterest income was higher for the second quarter and for the six months ended June 30, 2014, compared to the same periods in 2013. "Our SBA team is showing progress as reflected with a gain on sales of SBA loans of $442,000 for the second quarter of 2014, compared to $134,000 for the second quarter of 2013, and $157,000 for the first quarter of 2014. For the six months ended June 30, 2014, there was a gain on sales of SBA loans of $599,000, compared to $270,000 for the six months ended June 30, 2013," added Mr. Kaczmarek.

Noninterest expense for the second quarter of 2014 was $10.9 million, an increase of 5% from $10.4 million for the second quarter of 2013, and an increase of 2% from $10.7 million for the first quarter of 2014. Noninterest expense for the six months ended June 30, 2014 increased 2% to $21.7 million, compared to $21.2 million for the six months ended June 30, 2013. The increase in noninterest expense for the second quarter and six months ended June 30, 2014 was primarily due to increased salaries and employee benefits expense, partially offset by lower professional fees. Higher salaries and employee benefits expense reflected the growth in staffing for business initiatives, the impact of merit increases, and one-time reorganizational costs in the second quarter of 2014. Professional fees were lower due to net recoveries in legal fees as a result of the resolution or payoff of certain problem loans in the second quarter of 2014. Full-time equivalent employees were 203, 191, and 195 at June 30, 2014, June 30, 2013, and March 31, 2014, respectively.

The efficiency ratio for the second quarter of 2014 improved to 69.50%, compared to 73.85% for the second quarter of 2013, and 69.92% for the first quarter of 2014. The efficiency ratio for the six months ended June 30, 2014 was 69.71%, compared to 75.92% for the six months ended June 30, 2013. The decrease in the efficiency ratio in the second quarter and six months ended June 30, 2014 compared to the same periods in 2013 was primarily due to higher net interest income and noninterest income, partially offset by higher noninterest expense.

Income tax expense for the second quarter of 2014 was $1.7 million, compared to $1.2 million for the second quarter of 2013, and $1.6 million for the first quarter of 2014. The effective tax rate for the second quarter of 2014 increased to 33%, compared to 29% for the second quarter of 2013, primarily as a result of reduced income tax credits. The effective tax rate for the first quarter of 2014 was 34%. Income tax expense for the six months ended June 30, 2014 was $3.2 million, compared to $2.0 million for the six months ended June 30, 2013. The effective tax rate for the six months ended June 30, 2014 was 33%, compared to 29% for the six months ended June 30, 2013. The difference in the effective tax rate for the periods reported, compared to the combined Federal and state statutory tax rate of 42%, is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, tax credits related to investments in low income housing limited partnerships, and tax-exempt interest income earned on municipal bonds. The Company has net investments of $1.0 million in low-income housing limited partnerships as of June 30, 2014, generating tax credits of approximately $412,000 for 2014, compared to tax credits of approximately $727,000 for 2013. The Company had California Enterprise Zone tax savings of approximately $162,000 for 2013. The California state legislature eliminated the Enterprise Zone tax deductions beginning January 1, 2014.

Balance Sheet Review, Capital Management and Credit Quality

Total assets were $1.48 billion at June 30, 2014, compared to $1.40 billion at June 30, 2013, and $1.47 billion at March 31, 2014.

The investment securities available-for-sale portfolio totaled $261.5 million at June 30, 2014, compared to $293.8 million at June 30, 2013, and $262.4 million at March 31, 2014. At June 30, 2014, the securities available-for-sale portfolio was comprised of $159.0 million agency mortgage-backed securities (all issued by U.S. Government sponsored entities), $53.9 million of corporate bonds, $27.3 million of asset-backed securities, and $21.3 million of single entity issue trust preferred securities. The pre-tax unrealized gain on securities available-for-sale at June 30, 2014 was $4.5 million, compared to a pre-tax unrealized loss on securities available-for-sale of ($880,000), at June 30, 2013, and a pre-tax unrealized gain on securities available-for-sale of $294,000 at March 31, 2014.

At June 30, 2014, investment securities held-to-maturity totaled $96.0 million, compared to $81.7 million at June 30, 2013, and $95.5 million at March 31, 2014. At June 30, 2014, the securities held-to-maturity portfolio, at amortized cost, was comprised of $80.0 million tax-exempt municipal bonds and $16.0 million agency mortgage-backed securities.

Loans, excluding loans held-for-sale, increased 18% to $990.3 million at June 30, 2014, from $842.0 million at June 30, 2013, and increased 5% from $941.8 million at March 31, 2014. The loan portfolio remains well-diversified with commercial and industrial ("C&I") loans accounting for 42% of the loan portfolio at June 30, 2014. Commercial and residential real estate loans accounted for 46% of the total loan portfolio, of which 49% were owner-occupied by businesses. Consumer and home equity loans accounted for 7% of total loans, and land and construction loans accounted for the remaining 5% of total loans at June 30, 2014. C&I line usage was 42% at June 30, 2014, compared to 40% at June 30, 2013, and 36% at March 31, 2014.

The yield on the loan portfolio was 4.78% for the second quarter of 2014, compared to 4.93% for the second quarter of 2013. The yield on the loan portfolio was 4.82% for the six months ended June 30, 2014, compared to 5.03% for the six months ended June 30, 2013. The decrease in the yield on the loan portfolio for the second quarter and six months ended June 30, 2014 compared to the same periods in 2013 was a result of competitive market conditions. The yield on the loan portfolio was 4.78% for the second quarter of 2014, compared to 4.86% for the first quarter of 2014. The yield on the loan portfolio for the first quarter of 2014 included approximately $270,000 of interest recovered on a loan that was previously on nonaccrual status. Excluding this past due interest recovered, the loan yield for the first quarter of 2014 would have been 4.74%.

NPAs decreased to $8.7 million, or 0.59% of total assets, at June 30, 2014, compared to $15.0 million, or 1.07% of total assets, at June 30, 2013, and $11.4 million, or 0.77% of total assets, at March 31, 2014. The following is a breakout of NPAs at June 30, 2014:

NONPERFORMING ASSETS
(in $000's, unaudited)

	Balance	% of Total
SBA loans	$ 2,963	34%
Commercial real estate loans	1,693	20%
Land and construction loans	1,688	19%
Commercial and industrial loans	766	9%
Home equity and consumer loans	578	7%
Foreclosed assets	525	6%
Restructured and loans over 90 days past due and accruing	454	5%
Total nonperforming assets	$ 8,667	100%

At June 30, 2014, the $8.7 million of NPAs included $590,000 of loans guaranteed by the SBA and $454,000 of restructured loans still accruing interest income. Foreclosed assets were $525,000 at June 30, 2014, compared to $659,000 at June 30, 2013, and $551,000 at March 31, 2014.

Classified assets (net of SBA guarantees) were $23.1 million at June 30, 2014, compared to $23.8 million at June 30, 2013, and $20.2 million at March 31, 2014.

The following table summarizes the allowance for loan losses:

		For the Quarter Ended	
ALLOWANCE FOR LOAN LOSSES (in $000's, unaudited)	June 30, 2014	March 31, 2014	June 30, 2013
Balance at beginning of period	$ 18,817	$ 19,164	$ 19,342
Provision (credit) for loan losses during the period	(198)	(10)	(270)
Net (charge-offs) recoveries during the period	(27)	(337)	270
Balance at end of period	$ 18,592	$ 18,817	$ 19,342
Total loans	$ 990,341	$ 941,759	$ 841,950
Total nonperforming loans	$ 8,142	$ 10,824	$ 14,378
Allowance for loan losses to total loans	1.88%	2.00%	2.30%
Allowance for loan losses to total nonperforming loans	228.35%	173.85%	134.52%

The ALLL decreased to 1.88% of total loans at June 30, 2014, compared to 2.30% at June 30, 2013, and 2.00% at March 31, 2014. The decrease in the ALLL to total loans at June 30, 2014 was primarily due to increasing loan balances while the allowance for loan losses declined slightly.

Total deposits increased $78.8 million to $1.27 billion at June 30, 2014, compared to $1.19 billion at June 30, 2013, and increased $5.9 million from $1.26 billion at March 31, 2014. Noninterest-bearing demand deposits increased $48.7 million at June 30, 2014 from June 30, 2013, and increased $15.4 million from March 31, 2014, while brokered deposits decreased $43.2 million and $6.8 million, respectively. Deposits (excluding all time deposits and CDARS deposits) increased $129.6 million, or 15%, to $1.0 billion at June 30, 2014, from $873.9 million at June 30, 2013, and increased $11.5 million, or 1%, from $992.0 million at March 31, 2014.

The total cost of deposits decreased five basis points to 0.16% for the second quarter of 2014, from 0.21% for the second quarter of 2013, and decreased one basis point from 0.17% for the first quarter of 2014. The total cost of deposits decreased 4 basis points to 0.17% for the six months ended June 30, 2014, from 0.21% for the six months ended June 30, 2013.

Tangible equity was $180.2 million at June 30, 2014, compared to $165.9 million at June 30, 2013 and $175.4 million at March 31, 2014. Tangible book value per common share was $6.09 at June 30, 2014, compared to $5.56 at June 30, 2013, and $5.91 at March 31, 2014. There were 21,004 shares of Series C Preferred Stock outstanding at June 30, 2014, June 30, 2013, and March 31, 2014, and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering. Pro forma tangible book value per common share, assuming the Company's outstanding Series C Preferred Stock was converted into common stock, was $5.64 at June 30, 2014, compared to $5.19 at June 30, 2013, and $5.49 at March 31, 2014.

Accumulated other comprehensive loss was ($92,000) at June 30, 2014, compared to accumulated other comprehensive loss of ($4.7) million a year ago, and accumulated other comprehensive loss of ($2.5) million at March 31, 2014. The unrealized gain (loss) on securities available-for-sale included in other comprehensive loss was an unrealized gain of $2.6 million, net of taxes, at June 30, 2014, compared to an unrealized loss of ($507,000), net of taxes, at June 30, 2013, and an unrealized gain of $171,000, net of taxes, at March 31, 2014. The components of other comprehensive loss, net of taxes, at June 30, 2014 include the following: an unrealized gain on available-for-sale securities of $2.6 million; the remaining unamortized unrealized gain on securities available-for-sale transferred to held-to-maturity of $449,000; a liability adjustment on split dollar insurance contracts of ($1.9) million; a liability adjustment on the supplemental executive retirement plan of ($2.2) million; and an unrealized gain on interest-only strip from SBA loans of $948,000.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Hollister, Los Altos, Los Gatos, Morgan Hill, Pleasanton, Sunnyvale, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Lincoln, California. For more information, please visit www.heritagecommercecorp.com.


Forward Looking Statement Disclaimer


These forward looking statements are subject to various risks and uncertainties that may be outside our control and our actual results could differ materially from our projected results. In addition, our past results of operations do not necessarily indicate our future results. The forward looking statements could be affected by many factors, including but not limited to: (1) Local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (2) Delay in the pace of economic recovery and stagnant or decreasing employment levels; (3) Changes in the financial performance or condition of the Company's customers, or changes in the performance or creditworthiness of our customers' suppliers or other counterparties, which could lead to decreased loan utilization rates, delinquencies, or defaults, which could negatively affect our customers' ability to meet certain credit obligations; (4) Volatility in credit or equity markets and its effect on the global economy; (5) Changes in consumer spending, borrowing or saving habits; (6) Competition for loans and deposits and failure to attract or retain deposits or loans; (7) The ability to increase market share and control expenses; (8) Risks associated with concentrations in real estate related loans; (9) Other than temporary impairment charges to our securities portfolio; (10) An oversupply of inventory and deterioration in values of California commercial real estate; (11) A prolonged slowdown in construction activity; (12) Changes in the level of nonperforming assets, charge offs, or other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (13) The effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (14) Changes in inflation, interest rates, and market liquidity which may impact interest margins and impact funding sources; (15) Our ability to raise capital or incur debt on reasonable terms; (16) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (17) The impact of reputational risk on such matters as business generation and retention, funding and liquidity; (18) The impact of cyber security attacks or other disruptions to the Company's information systems and any resulting compromise of data or disruptions in service; (19) The effect of the enactment of the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations to be promulgated by supervisory and oversight agencies implementing the legislation taking into account that the precise timing, extent and nature of such rules and regulations and the impact on the Company are uncertain; (20) The impact of revised capital requirements under Basel III; (21) Significant changes in applicable laws and regulations, including those concerning taxes, banking and securities; (22) Changes in the competitive environment among financial or bank holding companies and other financial service providers; (23) The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (24) The costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; and (25) Our success in managing the risks involved in the foregoing factors. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.


Member FDIC


CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)	For the Quarter Ended: June 30, 2014	March 31, 2014	June 30, 2013	Percent Change From: March 31, 2014	June 30, 2013	For the Six Months Ended: June 30, 2014	June 30, 2013	Percent Change
Interest income	$ 14,192	$ 13,855	$ 12,838	2%	11%	$ 28,047	$ 25,705	9%
Interest expense	507	521	685	-3%	-26%	1,028	1,399	-27%
Net interest income before provision for loan losses	13,685	13,334	12,153	3%	13%	27,019	24,306	11%
Provision (credit) for loan losses	(198)	(10)	(270)	-1880%	27%	(208)	(270)	23%
Net interest income after provision for loan losses	13,883	13,344	12,423	4%	12%	27,227	24,576	11%
Noninterest income:								
Service charges and fees on deposit accounts	646	620	618	4%	5%	1,266	1,195	6%
Gain on sales of SBA loans	442	157	134	182%	230%	599	270	122%
Increase in cash surrender value of life insurance	397	398	410	0%	-3%	795	826	-4%
Servicing income	313	348	385	-10%	-19%	661	750	-12%
Gain on sales of securities	-	50	7	-100%	-100%	50	38	32%
Other	249	444	361	-44%	-31%	693	499	39%
Total noninterest income	2,047	2,017	1,915	1%	7%	4,064	3,578	14%
Noninterest expense:								
Salaries and employee benefits	6,819	6,243	5,864	9%	16%	13,062	11,875	10%
Occupancy and equipment	987	945	1,028	4%	-4%	1,932	2,096	-8%
Professional fees	126	586	400	-78%	-69%	712	1,382	-48%
Other	3,002	2,960	3,097	1%	-3%	5,962	5,817	2%
Total noninterest expense	10,934	10,734	10,389	2%	5%	21,668	21,170	2%
Income before income taxes	4,996	4,627	3,949	8%	27%	9,623	6,984	38%
Income tax expense	1,672	1,551	1,156	8%	45%	3,223	2,011	60%
Net income	**3,324**	**3,076**	**2,793**	8%	19%	**6,400**	**4,973**	29%
Dividends on preferred stock	(224)	(224)	-	0%	N/A	(448)	-	N/A
Net income available to common shareholders	3,100	2,852	2,793	9%	11%	5,952	4,973	20%
Undistributed earnings allocated to Series C Preferred Stock	(358)	(315)	(489)	14%	-27%	(673)	(871)	-23%
Distributed and undistributed earnings allocated to common shareholders	$ 2,742	$ 2,537	$ 2,304	8%	19%	$ 5,279	$ 4,102	29%
PER COMMON SHARE DATA (unaudited)								
Basic earnings per share	$ 0.10	$ 0.10	$ 0.09	0%	11%	$ 0.20	$ 0.16	25%
Diluted earnings per share	$ 0.10	$ 0.10	$ 0.09	0%	11%	$ 0.20	$ 0.16	25%
Weighted average shares outstanding - basic	26,370,510	26,359,825	26,336,244	0%	0%	26,365,167	26,332,793	0%
Weighted average shares outstanding - diluted	26,503,401	26,483,088	26,371,892	0%	0%	26,493,466	26,378,916	0%
Common shares outstanding at period-end	26,370,510	26,370,510	26,338,521	0%	0%	26,370,510	26,338,521	0%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock	31,971,510	31,971,510	31,939,521	0%	0%	31,971,510	31,939,521	0%
Book value per share	$ 6.14	$ 5.96	$ 5.62	3%	9%	$ 6.14	$ 5.62	9%
Tangible book value per share	$ 6.09	$ 5.91	$ 5.56	3%	10%	$ 6.09	$ 5.56	10%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$ 5.64	$ 5.49	$ 5.19	3%	9%	$ 5.64	$ 5.19	9%
KEY FINANCIAL RATIOS (unaudited)								
Annualized return on average equity	7.45%	7.10%	6.53%	5%	14%	7.28%	5.88%	24%
Annualized return on average tangible equity	7.51%	7.16%	6.60%	5%	14%	7.33%	5.94%	23%
Annualized return on average assets	0.91%	0.86%	0.82%	6%	11%	0.88%	0.71%	24%
Annualized return on average tangible assets	0.91%	0.86%	0.82%	6%	11%	0.88%	0.71%	24%
Net interest margin	4.07%	4.05%	3.89%	0%	5%	4.06%	3.80%	7%
Efficiency ratio	69.50%	69.92%	73.85%	-1%	-6%	69.71%	75.92%	-8%
AVERAGE BALANCES (in $000's, unaudited)								
Average assets	$ 1,469,085	$ 1,458,875	$ 1,373,202	1%	7%	$ 1,464,008	$ 1,407,872	4%
Average tangible assets	$ 1,467,718	$ 1,457,391	$ 1,371,372	1%	7%	$ 1,462,583	$ 1,405,980	4%
Average earning assets	$ 1,373,957	$ 1,361,923	$ 1,273,769	1%	8%	$ 1,367,973	$ 1,307,366	5%
Average loans held-for-sale	$ 4,135	$ 3,296	$ 5,189	25%	-20%	$ 3,717	$ 4,227	-12%
Average total loans	$ 970,538	$ 927,042	$ 812,376	5%	19%	$ 948,911	$ 803,674	18%
Average deposits	$ 1,257,121	$ 1,250,128	$ 1,158,479	1%	9%	$ 1,253,644	$ 1,192,622	5%
Average demand deposits - noninterest-bearing	$ 436,018	$ 428,944	$ 392,122	2%	11%	$ 432,501	$ 426,424	1%
Average interest-bearing deposits	$ 821,103	$ 821,184	$ 766,357	0%	7%	$ 821,143	$ 766,198	7%
Average interest-bearing liabilities	$ 822,660	$ 821,242	$ 775,924	0%	6%	$ 821,955	$ 775,684	6%
Average equity	$ 178,963	$ 175,773	$ 171,475	2%	4%	$ 177,377	$ 170,684	4%
Average tangible equity	$ 177,596	$ 174,289	$ 169,645	2%	5%	$ 175,952	$ 168,792	4%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014	June 30, 2013
ASSETS					
Cash and due from banks	$ 32,162	$ 30,666	$ 33,890	5%	-5%
Federal funds sold and interest-bearing deposits in other financial institutions	17,256	54,333	51,872	-68%	-67%
Securities available-for-sale, at fair value	261,489	262,375	293,778	0%	-11%
Securities held-to-maturity, at amortized cost	95,972	95,548	81,731	0%	17%
Loans held-for-sale - SBA, including deferred costs	2,269	2,894	6,321	-22%	-64%
Loans:					
Commercial	415,557	390,650	383,068	6%	8%
Real estate:					
Commercial and residential	454,676	436,562	370,620	4%	23%
Land and construction	47,758	42,889	26,705	11%	79%
Home equity	56,743	56,289	48,667	1%	17%
Consumer	16,112	15,829	13,097	2%	23%
Loans	990,846	942,219	842,157	5%	18%
Deferred loan fees	(505)	(460)	(207)	10%	144%
Total loans, net of deferred fees	990,341	941,759	841,950	5%	18%
Allowance for loan losses	(18,592)	(18,817)	(19,342)	-1%	-4%
Loans, net	971,749	922,942	822,608	5%	18%
Company owned life insurance	50,452	50,055	49,184	1%	3%
Premises and equipment, net	7,237	7,186	7,541	1%	-4%
Intangible assets	1,297	1,412	1,763	-8%	-26%
Accrued interest receivable and other assets	40,736	42,699	50,818	-5%	-20%
Total assets	**$ 1,480,619**	**$ 1,470,110**	**$ 1,399,506**	1%	6%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest-bearing	$ 456,235	$ 440,864	$ 407,516	3%	12%
Demand, interest-bearing	193,041	198,141	171,027	-3%	13%
Savings and money market	354,175	352,977	295,336	0%	20%
Time deposits - under $100	20,379	20,669	23,062	-1%	-12%
Time deposits - $100 and over	195,619	195,769	197,718	0%	-1%
Time deposits - brokered	33,614	40,440	76,800	-17%	-56%
CDARS - money market and time deposits	14,785	13,135	17,580	13%	-16%
Total deposits	1,267,848	1,261,995	1,189,039	0%	7%
Subordinated debt	-	-	9,279	N/A	-100%
Accrued interest payable and other liabilities	31,246	31,298	33,568	0%	-7%
Total liabilities	1,299,094	1,293,293	1,231,886	0%	5%
Shareholders' Equity:					
Series C preferred stock, net	19,519	19,519	19,519	0%	0%
Common stock	132,911	132,631	132,097	0%	1%
Retained earnings	29,187	27,143	20,694	8%	41%
Accumulated other comprehensive loss	(92)	(2,476)	(4,690)	96%	98%
Total shareholders' equity	181,525	176,817	167,620	3%	8%
Total liabilities and shareholders' equity	**$ 1,480,619**	**$ 1,470,110**	**$ 1,399,506**	1%	6%

	End of Period:			Percent Change From:	
	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014	June 30, 2013
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual loans - held-for-investment	$ 7,688	$ 9,546	$ 13,868	-19%	-45%
Restructured and loans over 90 days past due and still accruing	454	1,278	510	-64%	-11%
Total nonperforming loans	8,142	10,824	14,378	-25%	-43%
Foreclosed assets	525	551	659	-5%	-20%
Total nonperforming assets	$ 8,667	$ 11,375	$ 15,037	-24%	-42%
Other restructured loans still accruing	$ 1,180	$ -	$ 668	N/A	77%
Net charge-offs (recoveries) during the quarter	$ 27	$ 337	$ (270)	-92%	110%
Provision (credit) for loan losses during the quarter	$ (198)	$ (10)	$ (270)	-1880%	27%
Allowance for loan losses	$ 18,592	$ 18,817	$ 19,342	-1%	-4%
Classified assets*	$ 23,092	$ 20,198	$ 23,780	14%	-3%
Allowance for loan losses to total loans	1.88%	2.00%	2.30%	-6%	-18%
Allowance for loan losses to total nonperforming loans	228.35%	173.85%	134.52%	31%	70%
Nonperforming assets to total assets	0.59%	0.77%	1.07%	-23%	-45%
Nonperforming loans to total loans	0.82%	1.15%	1.71%	-29%	-52%
Classified assets* to Heritage Commerce Corp Tier 1 capital plus allowance for loan losses	12%	11%	13%	9%	-8%
Classified assets* to Heritage Bank of Commerce Tier 1 capital plus allowance for loan losses	13%	11%	13%	18%	0%
OTHER PERIOD-END STATISTICS					
(in $000's, unaudited)					
Heritage Commerce Corp:					
Tangible equity	$ 180,228	$ 175,405	$ 165,857	3%	9%
Tangible common equity	$ 160,709	$ 155,886	$ 146,338	3%	10%
Shareholders' equity / total assets	12.26%	12.03%	11.98%	2%	2%
Tangible equity / tangible assets	12.18%	11.94%	11.87%	2%	3%
Tangible common equity / tangible assets	10.86%	10.61%	10.47%	2%	4%
Loan to deposit ratio	78.11%	74.62%	70.81%	5%	10%
Noninterest-bearing deposits / total deposits	35.98%	34.93%	34.27%	3%	5%
Total risk-based capital ratio	15.1%	15.4%	16.4%	-2%	-8%
Tier 1 risk-based capital ratio	13.9%	14.2%	15.1%	-2%	-8%
Leverage ratio	12.0%	11.9%	12.4%	1%	-3%
Heritage Bank of Commerce:					
Total risk-based capital ratio	14.1%	14.2%	15.6%	-1%	-10%
Tier 1 risk-based capital ratio	12.9%	13.0%	14.3%	-1%	-10%
Leverage ratio	11.2%	10.9%	11.7%	3%	-4%

*Net of SBA guarantees

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Quarter Ended June 30, 2014			For the Quarter Ended June 30, 2013		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross[1]	$ 974,673	$ 11,617	4.78%	$ 817,565	$ 10,051	4.93%
Securities - taxable	287,841	2,047	2.85%	358,532	2,399	2.68%
Securities - tax exempt[2]	79,845	779	3.91%	58,474	550	3.77%
Federal funds sold and interest-bearing deposits in other financial institutions	31,598	22	0.28%	39,198	30	0.31%
Total interest earning assets[2]	1,373,957	14,465	4.22%	1,273,769	13,030	4.10%
Cash and due from banks	23,919			22,658		
Premises and equipment, net	7,212			7,611		
Intangible assets	1,367			1,830		
Other assets	62,630			67,334		
Total assets	$ 1,469,085			$ 1,373,202		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 436,018			$ 392,122		
Demand, interest-bearing	199,010	82	0.17%	167,726	57	0.14%
Savings and money market	354,826	166	0.19%	281,565	124	0.18%
Time deposits - under $100	20,610	16	0.31%	23,292	21	0.36%
Time deposits - $100 and over	194,483	157	0.32%	194,738	194	0.40%
Time deposits - brokered	37,766	83	0.88%	81,118	197	0.97%
CDARS - money market and time deposits	14,408	2	0.06%	17,918	2	0.04%
Total interest-bearing deposits	821,103	506	0.25%	766,357	595	0.31%
Total deposits	1,257,121	506	0.16%	1,158,479	595	0.21%
Subordinated debt	-	-	-	9,279	90	3.89%
Short-term borrowings	1,557	1	0.26%	288	-	0.00%
Total interest-bearing liabilities	822,660	507	0.25%	775,924	685	0.35%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,258,678	507	0.16%	1,168,046	685	0.24%
Other liabilities	31,444			33,681		
Total liabilities	1,290,122			1,201,727		
Shareholders' equity	178,963			171,475		
Total liabilities and shareholders' equity	$ 1,469,085			$ 1,373,202		
Net interest income[2] / margin		13,958	4.07%		12,345	3.89%
Less tax equivalent adjustment[2]		(273)			(192)	
Net interest income		$ 13,685			$ 12,153	

[1]Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.

[2]Reflects tax equivalent adjustment for tax exempt income based on a 35% tax rate.

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Six Months Ended June 30, 2014			For the Six Months Ended June 30, 2013		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross[1]	$ 952,628	$ 22,756	4.82%	$ 807,901	$ 20,140	5.03%
Securities - taxable	287,946	4,217	2.95%	372,044	4,860	2.63%
Securities - tax exempt[2]	79,895	1,557	3.93%	49,563	932	3.79%
Federal funds sold and interest-bearing deposits in other financial institutions	47,504	62	0.26%	77,858	99	0.26%
Total interest earning assets[2]	1,367,973	28,592	4.21%	1,307,366	26,031	4.02%
Cash and due from banks	24,323			23,104		
Premises and equipment, net	7,224			7,566		
Intangible assets	1,425			1,892		
Other assets	63,063			67,944		
Total assets	$ 1,464,008			$ 1,407,872		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 432,501			$ 426,424		
Demand, interest-bearing	199,207	159	0.16%	166,073	116	0.14%
Savings and money market	346,251	317	0.18%	282,392	244	0.17%
Time deposits - under $100	20,887	33	0.32%	23,940	43	0.36%
Time deposits - $100 and over	194,644	316	0.33%	192,518	398	0.42%
Time deposits - brokered	43,384	199	0.92%	86,561	416	0.97%
CDARS - money market and time deposits	16,770	3	0.04%	14,714	3	0.04%
Total interest-bearing deposits	821,143	1,027	0.25%	766,198	1,220	0.32%
Total deposits	1,253,644	1,027	0.17%	1,192,622	1,220	0.21%
Subordinated debt	-	-	-	9,279	178	3.87%
Short-term borrowings	812	1	0.25%	207	1	0.97%
Total interest-bearing liabilities	821,955	1,028	0.25%	775,684	1,399	0.36%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,254,456	1,028	0.17%	1,202,108	1,399	0.23%
Other liabilities	32,175			35,080		
Total liabilities	1,286,631			1,237,188		
Shareholders' equity	177,377			170,684		
Total liabilities and shareholders' equity	$ 1,464,008			$ 1,407,872		
Net interest income[2] / margin		27,564	4.06%		24,632	3.80%
Less tax equivalent adjustment[2]		(545)			(326)	
Net interest income		$ 27,019			$ 24,306	

[1]Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.
[2]Reflects tax equivalent adjustment for tax exempt income based on a 35% tax rate.